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Writer's Direct Number                                  Writer's E-mail Address
(212) 756-2131                                            george.silfen@srz.com



                                     July 29, 2009

VIA EDGAR
---------

James E. O'Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505

               Re: Robeco-Sage Triton Fund, L.L.C.
                   Post-Effective Amendment No. 6 to the Registration Statement On Form N-2 (FILE NOS. 333-141079 AND 811-21472)

Dear Mr. O'Connor:

               On behalf of Robeco-Sage Triton Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 6 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We are filing the Registration Statement with the Commission for the sole purpose of including the consent of the Fund's independent registered public accounting firm and responding to comments of the staff of the Commission. Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 29, 2009. The Fund is separately filing an acceleration request pursuant to Rule 461(a) under the Securities Act of 1933, as amended.

               If you have any questions or comments, please call me at (212) 756-2131. Thank you, in advance, for your attention to this matter.

                                     Very truly yours,


                                     /S/ GEORGE M. SILFEN, ESQ.
                                     --------------------------
                                     George M. Silfen, Esq.
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